UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

     On October 28, 2009, Telvent GIT, S.A. (the “Company”) issued a press release announcing the pricing of the underwritten public offering of 3,650,000 of its ordinary shares by its existing shareholder Telvent Corporation, S.L., an indirect wholly-owned subsidiary of Abengoa, S.A. A copy of this press release is furnished as Exhibit 15 hereto.

SIGNATURES
Exhibit Index
EX-15

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 28, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

15	The Company’s press release announcing the pricing of the underwritten public offering.